EX-99.6.f

Delaware Management Company
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

January 18, 2023

Delaware Group Equity Funds V
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

Re:	Expense Limitations

Two whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the Delaware Wealth Builder Fund (the “Fund”), a series of Delaware Group Equity Funds V, the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Fund’s Class R6 total annual fund operating expenses (excluding any Excluded Expenses) exceed 0.72% for the period from January 18, 2023 through March 29, 2024.  For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Fund’s Board of Trustees and the Manager.

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of
Macquarie Investment Management Business Trust

By:	/s/ Richard Salus Name: Richard Salus Title: Senior Vice President